UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73869 / December 18, 2014

ADMINISTRATIVE PROCEEDING
File No. 3-16193

In the Matter of **WebXU, Inc.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES OF WEBXU PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") previously instituted proceedings in this matter on October 14, 2014. The Commission now deems it appropriate and in the public interest to enter this Order Making Findings and Revoking Registration of Securities of WebXU Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") ("Order") against WebXU, Inc. ("WebXU" or "Respondent").

II.

WebXU has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, WebXU consents to entry of this Order, as set forth below.

III.

On the basis of this Order and WebXU's Offer, the Commission finds that:

1.   WebXU (CIK No. 0001416729) is a Delaware corporation with its principal executive offices located in Santa Monica, California. At all times relevant to this proceeding, the securities of WebXU have been registered under Exchange Act Section 12(g).

2.	WebXU is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2012. Since then it has not filed any required Forms 10-K or Forms 10-Q.

3.	Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

4.	As a result of failing to file its required periodic reports since December 31, 2012, WebXU has violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanction agreed to in WebXU's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of WebXU's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

By the Commission.

Brent J. Fields
Secretary